

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 14, 2018

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co., Ltd.
Suite 1002, W3 Office Building, Oriental Commerce Tower
No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

> **Re: Puhui Wealth Investment Management Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 15, 2018**
> **CIK No. 0001729089**

Dear Mr. Ji:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Overview, page 4

2.   We note that you have five funds under management. Please expand your disclosure to list all operating funds for which you serve as a manager or a general partner and specify which role you serve for the fund. In addition, please describe the structure of each fund (e.g. a wholly-owned subsidiary, a limited partnership, a joint venture, etc.) and its place in the corporate structure if the information is not readily evident from the diagram on page 8, and disclose maturity of each of your funds. Please make corresponding changes to the Business section starting on page 73.

3.   Please revise the last two paragraphs to disclose whether the funds pay any advisory fees and, if so, the advisory fee structure and the names of the investment advisors.

History and Corporate Structure, page 6

4.   Please revise to have a separate paragraph for each entity listed in the diagram with the exception of the holders of the equity interest in Puhui Wealth Investment Management (Beijing) co., LTD. In each paragraph disclose:
•   The date formed and its business purpose;
•   The amount of assets and equity at December 31, 2017;
•   The number of employees at the same date;
•   The revenues earned and profit/loss for the year ended December 31, 2017; and,
•   How such revenues were earned, for example, management fees, advisory fees, etc. and the fee structure in place at December 31, 2017.

5.   Noting the disclosure on page F-7, revise to add a paragraph on Xinyu Jiji Investment Center, LTD and include on the diagram.

Risk Factors

Risks Related to Our Business and Industry

We are not an "investment company"…, page 25

6.   Please revise to disclose whether any of the unconsolidated entities currently holds 40% or more of investments, as defined under the Investment Company Act of 1940, and if so, what exemption is available.

Risks Related to Doing Business in China

Fluctuations in exchange rates…, page 31

7.   You disclosed on top of page 32 that your reporting currency is Renminbi which contradicts your financial statements starting on page F-2 and related footnote disclosure on page F-10. Please revise.

Risks Related to Our Ordinary Shares and This Offering

We are not likely to pay…, page 41

8.   Please define the abbreviation "WFOE."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

9.   Please tell us how you considered ASC 205-20 in regards to the change in your business operations from internet financial services including peer-to-peer lending business to third-party wealth management services.

Mix of Financial Products, page 53

10.   Please expand on the descriptions of your financial products as follows:
- Disclose the types of underlying assets of your private equity funds products (e.g. debt, stock, etc.);
- Disclose any concentrations of the underlying publicly traded stocks (e.g. exchanges, countries of domicile and/or industries, etc.) in your securities investment fund products;
- Disclose the duration of the private placement bonds and any industry focuses; and
- Disclose any other information that would be useful to understand your financial products.

11.   For the tabular disclosure on page 54, please address the following:
- Clarify the basis of presentation (e.g. cost, fair value, etc.) for the distributed financial products;
- Clarify whether the table only includes only third-party issued financial products;
- Separate the financial product amounts between those distributed to third-party clients and related party clients; and
- Include a column showing your average fee rate by product for each period presented.

Asset Management Business, page 55

12.   You disclose that revenues generated from asset management services represented 9.6% of your total revenue during six-months ended December 31, 2017 and your primary focus is on your asset management business. Given the significance of this revenue stream and growth expected in the future, please revise to provide a rollforward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. Additionally, to the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforward by the different material products.

13.   Please clarify for us and revise your disclosure to state whether you have earned any performance-related commissions and/or carried interest to date.

Six Months Ended December 31, 2017 Compared to Six Months Ended December 31, 2016

Revenue, page 56

14.   Please revise to disclose the fee range for your one-time commissions and recurring management fees.

Critical Accounting Policies

Principles of consolidation, page 67

15.   Please revise to identify the entity referred to as "Puhui WFOE" on page 68.

Revenue recognition, page 68

16.   Please revise your disclosure to discuss your accounting policy for your performance-related commissions and carried interest.

Regulations, page 86

17.   Please revise to include a brief discussion of the Investment Company Act of 1940, its rules governing entities required to register and its exemptive relief provisions.

Management

Directors and Executive Officers, page 95

18.   Please revise to disclose the amount of compensation you paid to directors and officers during your last full financial year. Please refer to Item 6.B of Form 20-F for guidance.

Principal Shareholders, page 99

19.   Please revise the narrative to disclose the number of shares used for the Table's calculations. In this regard, we note the latest balance sheet indicates 1,000,000 shares outstanding.

20.   It appears that there are several inconsistencies in your beneficial ownership tabular disclosure. For example, the percentage of the ordinary shares beneficially owned by Zhe Ji appears to be incorrect based on the number of shares disclosed in the table. In addition, the denominator used to calculate the beneficial ownership percentages (i.e. total number of issued and outstanding ordinary shares) does not agree to the balance sheet on page F-2 and appears to be different for DFHH Limited compared to all others. Please revise or advise.

21.   With regard to the 5% holders, confirm to us that you have included all information required by Item 7.A.3 of Form 20-F.

Description of Share Capital

Ordinary Shares

Articles of Association – Exclusive Forum Provision, page 102

22.   We note your disclosure that your articles of association include a provision naming the courts in the Cayman Islands as the sole and exclusive forum for the described actions. Please disclose whether shareholders approved this provision and, if so, when. Also add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

23.   Please tell us why you consider investment funds received from clients as an investing activity citing the relevant accounting literature you relied upon for the classification.

Note 2 – Summary of significant accounting policies

Principles of consolidation, page F-9

24.   We note that you have determined that Beijing Ruying Consulting Center (Beijing Ruying) is not a VIE because the Company did not contribute any capital into the fund that could generate any variable interest. Tell us all the factors you considered in your

determination that you do not have a variable interest in Beijing Ruying. Please address the following in your response:

- Tell us the purpose for which Beijing Ruying was created and the variability it was designed to create and pass along to its interest holders.
- Tell us the significant activities that most impact the economic performance of Beijing Ruying and how decisions are made over those activities.
- Tell us how the operations of Beijing Ruying have historically been financed and capitalized.

Revenue recognition, page F-11

25.   You disclose that you derive revenue primarily from one-time commissions and recurring service fees paid by product providers for whom you distribute financial products, as well as subscription fees and recurring management fees paid by funds that you manage. Please disclose your accounting policy for multiple-element arrangements here and page 68 or advise why such disclosure is not needed.

Investment in affiliates, page F-13

26.   Please revise your disclosure to explain what the term 10% partner share owned affiliates means. Also, disclose how you determined that you would have no control over these two partnerships.

Customer deposits, page F-14

27.   Please tell us what the contracted investment returns represent. Tell us if you are obligated to provide a specific return.

Fair value measurement, page F-15

28.   Please tell us why you believe accounting for the private equity fund at cost is appropriate.

29.   Please tell us why you believe that the fair value of your investment in the units of bank-managed financial products approximates its carrying amount.

Note 3 – Variable interest entity, page F-19

30.   You disclose that Puhui WFOE is obligated to absorb all of Puhui Beijing's losses. On page 65, you also disclose that during the six months ended December 31, 2017 Beijing Synergetic obtained approximately 9.8% ownership interest in Puhui Beijing and your limited partners obtained a 36% limited partnership interest in Xinyu JiJi Investment Center LP (Xinyu JiJi). Finally, we note that you recorded a net loss attributable to noncontrolling interest on your income statement for the six months ended December 31,

2017. Considering these disclosures, confirm for us that Puhui WFOE absorbed all Puhui Beijing's losses and the recorded net loss attributable to noncontrolling interest presents your limited partners' portion of the losses from the financial operations of Xinyu JiJi.

Note 4 – Short-term Investments, page F-20

31.   We note that you have invested in a private company's convertible note which amount totals approximately 11% of your assets. Please revise to disclose all the pertinent information with regards to this investment including but not limited to the name of the private company, the number of shares that you will receive and other relevant terms of the investment agreement. Further, tell us your consideration of the disclosure requirements of ASC 320-10-50 and ASC 820-10-50.

Note 10 – Taxes, page F-22

32.   Please itemize the total of all your deferred tax assets in accordance with paragraph ASC 740-10-50-2 rather than presenting the amounts recognized during each period.

Note 14 – Equity, page F-25

33.   We note that you had several capital contributions during the periods presented and issued 1,000,000 ordinary shares on November 30, 2017 in connection with the restructuring of the company. Please tell us in detail how you accounted for the capital contributions, including noncontrolling interests, and the issuance of the ordinary shares with references to relevant accounting literatures.

You may contact Michael Henderson at (202) 551-3364 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ari Edelman, Esq.
David Selengut, Esq.